Exhibit 99.1

SOS LIMITED

(a Cayman Islands exempted company with limited liability)

(NYSE: SOS)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting”) of SOS Limited (the “Company”) will be held on July 27, 2026 at 10:00 a.m., Eastern Time at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province, People’s Republic of China.

The purpose of the 2026 Extraordinary Meeting is for the shareholders of the Company (the “Shareholders”) to consider, and if thought fit, pass the following resolutions:

1.	As a special resolution, subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reduction being complied with, that (together, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

a.	the par value of each authorized and issued Class A Ordinary Share of a nominal or par value of US$0.75 each and Class B Ordinary Share of a nominal or par value of US$0.75 each, in each case, in the share capital of the Company, be reduced to US$0.0000001 such that the issued share capital be reduced by cancelling US$0.7499999 of the paid-up capital of the Company on each of the issued Class A Ordinary Shares and Class B Ordinary Shares (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued Class A Ordinary Share and Class B Ordinary Share of the Company shall be US$0.0000001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association (as further amended, restated or amended and restated, from time to time), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorised but unissued Class A Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each; and

ii.	each authorised but unissued Class B Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each,

(the “Share Capital Subdivision”);

Share Capital Cancellation

e.	immediately following the Share Capital Subdivision, the authorised share capital of the Company be altered by the cancellation of excess authorized but unissued number of Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and Class B Ordinary Shares of a nominal or par value of US$0.0000001 each that will result in the Company having an authorised share capital of US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each (the “Share Capital Cancellation”); and

Authorised Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Share Capital Subdivision and Share Capital Cancellation, the authorised share capital of the Company shall be changed from US$52,500,000 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.75 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.75 each to US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each,

(together, the “Share Capital Reduction and Reorganization Proposal”).

2.	As a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganization, that the adoption of the seventh amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing sixth amended and restated memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization which shall take effect on the date of registration of the solvency statement (made under section 14A of the Companies Act) and the minute as required by section 14B of the Companies Act be approved (the “Seventh Amended M&A Proposal”).

3.	As an ordinary resolution, subject to the approval and implementation of the Share Capital Reduction and Reorganization, that the Company’s authorised share capital be increased (the “Share Capital Increase”):

From: US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each;

To: US$700.00 divided into 6,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each;

by creating an additional 5,940,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and an additional 990,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, to rank pari passu in all respects with the existing Class A Ordinary Shares and Class B Ordinary Shares

(the “Share Capital Increase Proposal”).

4.	As a special resolution, that subject to and immediately following the Share Capital Increase, the adoption of the eighth amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit B, in substitution for, and to the exclusion of, the Company’s seventh amended and restated memorandum and articles of association, to reflect the Share Capital Increase be approved (the “Eighth Amended M&A Proposal”).

5.	As an ordinary resolution that:

(a)	Conditional upon the approval of the Board in its sole discretion, with effect as of the date or dates the Board may determine from time to time (the “Effective Date”) and subject to such Effective Date or Effective Dates being within two calendar years of the date of the 2026 Extraordinary Meeting:

(i)	the authorized issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares”) be consolidated by consolidating such whole number of Ordinary Shares, within an aggregate cumulative ratio change of not less than 1-for-2 and not more than 1-for-20, as the Board may determine in its sole discretion, into one (1) Ordinary Share of the same class, with such consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Ordinary Shares of such class as set out in the Company’s then existing memorandum and articles of association (the “Share Consolidation”), provided that the Board may implement one or more Share Consolidations pursuant to this authorization and the aggregate cumulative ratio of all such Share Consolidations shall not exceed 1-for-20;

(ii)	no fractional Ordinary Shares be issued in connection with any Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Ordinary Share upon any Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share; and

(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, any Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to any Share Consolidation, if and when deemed advisable by the Board in its sole discretion (the “Share Consolidation Proposal”).

6.	As a special resolution, that subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders (the “Further Amended M&A Proposal”).

7.	As an ordinary resolution, to approve and adopt the Company’s 2026 equity incentive plan (the “Equity Incentive Plan”), in the form attached to this proxy statement as Exhibit C, and all transactions contemplated thereunder, including the reservation and issuance of up to 1,985,000 Class A Ordinary Shares pursuant to awards granted under the 2026 Equity Incentive Plan (the “Equity Incentive Plan Proposal”).

8.	As an ordinary resolution, to adjourn the 2026 Extraordinary Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the notice of meeting is provided to Shareholders or (B) in order to solicit additional proxies from Shareholders in favour of one or more of the proposals at the 2026 Extraordinary Meeting (the “Adjournment Proposal”).

As of the date of this Notice of Extraordinary General Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2026 Extraordinary Meeting.

The Board of Directors of the Company has fixed the close of business on July 13, 2026 as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment thereof.

Only holders of Class A Ordinary Shares of a nominal or par value of US$0.75 each (the “Class A Ordinary Shares”) and Class B Ordinary Shares of a nominal or par value of US$0.75 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) of the Company on the Record Date are entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment thereof.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE 2026 EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE 2026 EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

We are providing this notice and the accompanying proxy card to our Shareholders in connection with the solicitation of proxies to be voted at the 2026 Extraordinary Meeting and at any adjournments or postponements of the 2026 Extraordinary Meeting.

We cordially invite all holders of Ordinary Shares to attend the 2026 Extraordinary Meeting. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a Shareholder of the Company. Shareholders holding Class B Ordinary Shares may not appoint another Shareholder holding Class B Ordinary Shares as its proxy. If you are a holder of Ordinary Shares and whether or not you expect to attend the 2026 Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the 2026 Extraordinary Meeting. If you send in your form of proxy and then decide to attend the 2026 Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the notice. Whether or not you plan to attend the 2026 Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the 2026 Extraordinary Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals to be considered at the 2026 Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

/s/ Yandai Wang
Yandai Wang
Chairman and Chief Executive Officer

July 15, 2026

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

SOS LIMITED

2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 27, 2026

PROXY STATEMENT

The Board of Directors (as defined below) of SOS Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting”) of the Company to be held on July 27, 2026, 10:00 a.m. Eastern Time at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province, People’s Republic of China.

Only holders of the Class A Ordinary Shares of a nominal or par value of US$0.75 each (the “Class A Ordinary Shares”) and Class B Ordinary Shares of a nominal or par value of US$0.75 each (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) of the Company at the close of business on July 13, 2026 (the “Record Date”) are entitled to attend and vote at the 2026 Extraordinary Meeting or at any adjournment thereof.

The necessary quorum shall be one (1) or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing in aggregate not less than one-third of the votes attaching to all issued voting shares in the Company.

Any shareholder entitled to attend and vote at the 2026 Extraordinary Meeting is entitled to appoint a proxy to attend and vote instead of such Shareholder. A proxy need not be a shareholder of the Company. Shareholders holding Class B Ordinary Shares may not appoint another Shareholder holding Class B Ordinary Shares as its proxy. On a vote by way of poll, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company. The polls will close at 11:59 p.m. EST on July 26, 2026.

A proxy statement describing the matters to be voted upon at the 2026 Extraordinary Meeting along with a proxy card enabling the Shareholders to indicate their vote will be mailed on or about July 16, 2026, to all shareholders entitled to vote at the 2026 Extraordinary Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at http://www.sosyun.com/ on or about July 15, 2026. If you plan to attend the 2026 Extraordinary Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2026 Extraordinary Meeting.

Whether or not you plan to attend the 2026 Extraordinary Meeting, it is important that your shares be represented and voted at the 2026 Extraordinary Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date, and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on July 26, 2026 to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT THE 2026 EXTRAORDINARY MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2026 Extraordinary Meeting. As a shareholder, you are invited to attend the 2026 Extraordinary Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2026 Extraordinary Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2026 EXTRAORDINARY MEETING?

There are eight proposals that will be voted on at the 2026 Extraordinary Meeting:

1.	As a special resolution, subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reduction being complied with, that (together, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

a.	the par value of each authorized and issued Class A Ordinary Share of a nominal or par value of US$0.75 each and Class B Ordinary Share of a nominal or par value of US$0.75 each, in each case, in the share capital of the Company, be reduced to US$0.0000001 such that the issued share capital be reduced by cancelling US$0.7499999 of the paid-up capital of the Company on each of the issued Class A Ordinary Shares and Class B Ordinary Shares (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued Class A Ordinary Share and Class B Ordinary Share of the Company shall be US$0.0000001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association (as further amended, restated or amended and restated, from time to time), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorised but unissued Class A Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each; and

ii.	each authorised but unissued Class B Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each,

(the “Share Capital Subdivision”);

Share Capital Cancellation

e.	immediately following the Share Capital Subdivision, the authorised share capital of the Company be altered by the cancellation of excess authorized but unissued number of Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and Class B Ordinary Shares of a nominal or par value of US$0.0000001 each that will result in the Company having an authorised share capital of US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each (the “Share Capital Cancellation”); and

Authorised Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Share Capital Subdivision and Share Capital Cancellation, the authorised share capital of the Company shall be changed from US$52,500,000 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.75 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.75 each to US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each,

(together, the “Share Capital Reduction and Reorganization Proposal”).

2.	As a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganization, that the adoption of the seventh amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing sixth amended and restated memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization which shall take effect on the date of registration of the solvency statement (made under section 14A of the Companies Act) and the minute as required by section 14B of the Companies Act be approved (the “Seventh Amended M&A Proposal”).

3.	As an ordinary resolution, subject to the approval and implementation of the Share Capital Reduction and Reorganization, that the Company’s authorised share capital be increased (the “Share Capital Increase”):

From: US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each;

To: US$700.00 divided into 6,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each;

by creating an additional 5,940,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and an additional 990,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, to rank pari passu in all respects with the existing Class A Ordinary Shares and Class B Ordinary Shares.

(the “Share Capital Increase Proposal”).

4.	As a special resolution, that subject to and immediately following the Share Capital Increase, the adoption of the eighth amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit B, in substitution for, and to the exclusion of, the Company’s seventh amended and restated memorandum and articles of association, to reflect the Share Capital Increase be approved (the “Eighth Amended M&A Proposal”).

5.	As an ordinary resolution that:

(a)	Conditional upon the approval of the Board in its sole discretion, with effect as of the date or dates the Board may determine from time to time (the “Effective Date”) and subject to such Effective Date or Effective Dates being within two calendar years of the date of the 2026 Extraordinary Meeting:

(i)	the authorized issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares”) be consolidated by consolidating such whole number of Ordinary Shares, within an aggregate cumulative ratio change of not less than 1-for-2 and not more than 1-for-20, as the Board may determine in its sole discretion, into one (1) Ordinary Share of the same class, with such consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Ordinary Shares of such class as set out in the Company’s then existing memorandum and articles of association (the “Share Consolidation”), provided that the Board may implement one or more Share Consolidations pursuant to this authorization and the aggregate cumulative ratio of all such Share Consolidations shall not exceed 1-for-20;

(ii)	no fractional Ordinary Shares be issued in connection with any Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Ordinary Share upon any Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share; and

(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, any Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to any Share Consolidation, if and when deemed advisable by the Board in its sole discretion. (the “Share Consolidation Proposal”).

6.	As a special resolution, that subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders (the “Further Amended M&A Proposal”).

7.	As an ordinary resolution, to approve and adopt the Company’s 2026 equity incentive plan (the “Equity Incentive Plan”), in the form attached to this proxy statement as Exhibit C, and all transactions contemplated thereunder, including the reservation and issuance of up to 1,985,000 Class A Ordinary Shares pursuant to awards granted under the 2026 Equity Incentive Plan (the “Equity Incentive Plan Proposal”).

8.	As an ordinary resolution, to adjourn the 2026 Extraordinary Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the notice of meeting is provided to Shareholders or (B) in order to solicit additional proxies from Shareholders in favour of one or more of the proposals at the 2026 Extraordinary Meeting (the “Adjournment Proposal”).

We may also transact such other business as may properly come before the 2026 Extraordinary Meeting.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends a vote “FOR” each proposal from Proposals No. 1 - 8.

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2026 EXTRAORDINARY MEETING?

If any other matters are properly presented for consideration at the 2026 Extraordinary Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2026 Extraordinary Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2026 Extraordinary Meeting.

WHO CAN VOTE AT THE 2026 EXTRAORDINARY MEETING?

Shareholders of record at the close of business on July 13, 2026, the date established by the Board for determining the Shareholders entitled to vote at our 2026 Extraordinary Meeting (the “Record Date”), are entitled to vote at the 2026 Extraordinary Meeting.

On the Record Date, 13,235,873 Class A Ordinary Shares (representing 13,235,873 votes) and 4,934,447 Class B Ordinary Shares (representing 49,344,470 votes) were outstanding and are entitled to vote at the 2026 Extraordinary Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all proposals to be voted on at the 2026 Extraordinary Meeting.

On a vote by way of poll, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company. The polls will close at 11:59 p.m. EST on July 26, 2026.

A list of the Shareholders of record as of July 13, 2026 will be available for inspection at the 2026 Extraordinary Meeting.

WHAT CONSTITUTES A QUORUM?

The necessary quorum shall be one (1) or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing in aggregate not less than one-third of the votes attaching to all issued voting shares in the Company.

If such members are not present in person, or by timely and properly submitted proxies to constitute a quorum, the 2026 Extraordinary Meeting may be adjourned to such time and place determined by the Directors. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Equiniti Trust Company. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2026 Extraordinary Meeting, but you may not vote these shares in person at the 2026 Extraordinary Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2026 Extraordinary Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2026 Extraordinary Meeting in person, by telephone, or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on July 26, 2026 to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Class A Ordinary Shares or Class B Ordinary Shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A Ordinary Shares or Class B Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows:

●	“FOR” to approve the Share Capital Reduction and Reorganization Proposal (Proposal No. 1);

●	“FOR” to approve the Seventh Amended M&A Proposal (Proposal No. 2);

●	“FOR” to approve the Share Capital Increase Proposal (Proposal No. 3);

●	“FOR” to approve the Eighth Amended M&A Proposal (Proposal No. 4);

●	“FOR” to approve the Share Consolidation Proposal (Proposal No. 5);

●	“FOR” to approve the Further Amended M&A Proposal (Proposal No. 6);

●	“FOR” to approve the Equity Incentive Plan Proposal (Proposal No. 7); and

●	“FOR” to approve the Adjournment Proposal (Proposal No. 8).

Beneficial Owners: If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that NYSE (“NYSE”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters, and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. There is no routine matter in this 2026 Extraordinary Meeting. We strongly encourage you to submit your voting instructions and exercise your right to vote as a beneficial owner .

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2026 Extraordinary Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company, Ethan Zhang, a written notice of revocation or deliver, prior to the vote at the 2026 Extraordinary Meeting, a valid, later-dated proxy. Attendance at the 2026 Extraordinary Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary, Ethan Zhang, before the proxy is exercised or you vote by written ballot at the 2026 Extraordinary Meeting. If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2026 Extraordinary Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m. EST on July 26, 2026. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2026 Extraordinary Meeting. Proxies may be solicited by our directors, executive officers, and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2026 EXTRAORDINARY MEETING?

Broadridge Financial Solutions, Inc. will tabulate and certify the votes. We plan to announce preliminary voting results at the 2026 Extraordinary Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2026 Extraordinary Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The vote required to approve each proposal, and the conditionality applicable to each proposal, is set out below.

Proposal No. 1 — Share Capital Reduction and Reorganization Proposal

The affirmative votes of a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or by proxy at the 2026 Extraordinary Meeting is required to approve the Share Capital Reduction and Reorganization Proposal. The Share Capital Reduction and Reorganization Proposal is not conditional upon the approval of any other proposal. However, the approval and implementation of the Share Capital Reduction and Reorganization Proposal is a condition precedent to each of Proposal No. 2 (the Seventh Amended M&A Proposal) and Proposal No. 3 (the Share Capital Increase Proposal) taking effect.

Proposal No. 2 — Seventh Amended M&A Proposal

The affirmative votes of a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or by proxy at the 2026 Extraordinary Meeting is required to approve the Seventh Amended M&A Proposal. The Seventh Amended M&A Proposal is conditional upon the approval and implementation of Proposal No. 1 (the Share Capital Reduction and Reorganization Proposal). If Proposal No. 1 is not approved and implemented, the Seventh Amended M&A Proposal will not take effect even if it receives the requisite Shareholder approval at the 2026 Extraordinary Meeting.

Proposal No. 3 — Share Capital Increase Proposal

The affirmative votes of a simple majority of the votes cast at the 2026 Extraordinary Meeting is required to approve the Share Capital Increase Proposal. The Share Capital Increase Proposal is conditional upon the approval and implementation of Proposal No. 1 (the Share Capital Reduction and Reorganization Proposal) and Proposal No.2 (the Seventh Amended M&A Proposal). If Proposal No. 1 or Proposal No.2 is not approved and implemented, the Share Capital Increase Proposal will not take effect even if it receives the requisite Shareholder approval at the 2026 Extraordinary Meeting. The approval and implementation of the Share Capital Increase Proposal is in turn a condition precedent to Proposal No. 4 (the Eighth Amended M&A Proposal) taking effect.

Proposal No. 4 — Eighth Amended M&A Proposal

The affirmative votes of a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or by proxy at the 2026 Extraordinary Meeting is required to approve the Eighth Amended M&A Proposal. The Eighth Amended M&A Proposal is conditional upon the approval and implementation of Proposal No. 3 (the Share Capital Increase Proposal). If Proposal No. 3 is not approved and implemented, the Eighth Amended M&A Proposal will not take effect even if it receives the requisite Shareholder approval at the 2026 Extraordinary Meeting.

Proposal No. 5 — Share Consolidation Proposal

The affirmative votes of a simple majority of the votes cast at the 2026 Extraordinary Meeting is required to approve the Share Consolidation Proposal. The Share Consolidation Proposal is not conditional upon the approval of any other proposal. However, Shareholders should note that the Share Consolidation, if and when implemented, will be effected on the basis of the authorized share capital of the Company as it stands at the time of implementation. If Proposals No. 1 and 3 have been approved and implemented, the Share Consolidation will be effected on the expanded authorized share capital. If either or both of those proposals have not been approved and implemented, the authorized share capital available for consolidation will differ accordingly. The approval and implementation of the Share Consolidation Proposal is a condition precedent to Proposal No. 6 (the Further Amended M&A Proposal) taking effect.

Proposal No. 6 — Further Amended M&A Proposal

The affirmative votes of a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or by proxy at the 2026 Extraordinary Meeting is required to approve the Further Amended M&A Proposal. The Further Amended M&A Proposal is conditional upon the approval and implementation of Proposal No. 5 (the Share Consolidation Proposal). If Proposal No. 5 is not approved and implemented, the Further Amended M&A Proposal will not take effect even if it receives the requisite Shareholder approval at the 2026 Extraordinary Meeting.

Proposal No. 7 — Equity Incentive Plan Proposal

The affirmative votes of a simple majority of the votes cast at the 2026 Extraordinary Meeting is required to approve the Equity Incentive Plan Proposal. The Equity Incentive Plan Proposal is not conditional upon the approval of any other proposal.

Proposal No. 8 — Adjournment Proposal

The affirmative votes of a simple majority of the votes cast at the 2026 Extraordinary Meeting is required to approve the Adjournment Proposal. The Adjournment Proposal is not conditional upon the approval of any other proposal.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2026 Extraordinary Meeting in person, or by proxy, but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2026 EXTRAORDINARY MEETING?

If you plan to attend the 2026 Extraordinary Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the 2026 Extraordinary Meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2026 Extraordinary Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business EST on July 13, 2026. In order to vote at the 2026 Extraordinary Meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2026 Extraordinary Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of the proxy card, the Notice and this Proxy Statement are available on our Company’s website at http://www.sosyun.com/ The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1 — SHARE CAPITAL REDUCTION AND REORGANIZATION PROPOSAL

General

To consider and approve a proposal for a reduction and reorganization of the authorised and issued share capital of the Company, subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reduction supported by solvency statement being complied with, to change the authorised share capital (after all interim steps have been completed):

●	From: US$52,500,000 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.75 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.75 each;

●	To: US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each.

It is noted that the Companies (Amendment) Act, 2024 of the Cayman Islands (the “Amendment Act”), which amended the Companies Act, came into force on 1 January 2026. Amongst other things, the Amendment Act allows companies limited by shares or by guarantee and having a share capital to reduce their share capital without the need for court approval by passing a special resolution supported by a solvency statement (the “Solvency Statement”) signed by a director no more than 30 days before the date on which the special resolution is passed (the “New Share Capital Reduction Regime”). Under the Amendment Act, “solvency statement” is defined as “a statement made in the prescribed form to the effect that a full enquiry into the company’s affairs has been made and to the best of the directors’ knowledge and belief the company will be able to pay its debts as they fall due in the ordinary course of business commencing on the date of the statement.”

The Board of Directors consider it to be in the best interests of the Company to present the Share Capital Reduction and Reorganization proposal to the Shareholders at the 2026 Extraordinary Meeting to approve the Share Capital Reduction and Reorganization so that the Company may proceed with the Share Capital Increase and the Share Consolidation as set out in Proposals 3 and 5 below.

It is noted that the Board of Directors of the Company, in accordance with the requirements of the New Share Capital Reduction Regime, have determined that, after having made a full enquiry into the affairs of the Company, to the best of their knowledge and belief, the Company is and will be able to pay its debts as they fall due in the ordinary course of business. The Board of Directors has made a Solvency Statement in connection with the proposed Share Capital Reduction and Reorganization pursuant to section 14A of the Companies Act no more than thirty days before the date of the 2026 Extraordinary Meeting.

If approved at the 2026 Extraordinary Meeting, the Company will be required to deliver to the Registrar of Companies in the Cayman Islands (the “Registrar”) a copy of the Solvency Statement and a minute showing certain information in respect of the Share Capital Reduction and Reorganization (the “Minute”), in each case, as required pursuant to section 14B of the Companies Act, within fifteen (15) days of the passing of this Proposal No. 1. The Share Capital Reduction and Reorganization will then take effect on the date on which the Solvency Statement and Minute is registered by the Registrar under section 14B of the Companies Act.

If approved at the 2026 Extraordinary Meeting, the Share Capital Reduction and Reorganization will be implemented simultaneously, and in a proportionate manner equally, for all Ordinary Shares of the Company. The Share Capital Reduction and Reorganization Proposal will affect all Shareholders uniformly and will have no effect on the proportionate holdings of any individual Shareholder’s beneficial ownership in the Company.

Effects of the Share Capital Reduction and Reorganization

It is proposed that, conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under sections 14, 14A and 14B of the Companies Act relating to share capital reduction, the Share Capital Reduction and Reorganization take effect as follows:

Share Capital Reduction

a.	the par value of each authorized and issued Class A Ordinary Share of a nominal or par value of US$0.75 each and Class B Ordinary Share of a nominal or par value of US$0.75 each, in each case, in the share capital of the Company, be reduced to US$0.0000001 such that the issued share capital be reduced by cancelling US$0.7499999 of the paid-up capital of the Company on each of the issued Class A Ordinary Shares and Class B Ordinary Shares (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued Class A Ordinary Share and Class B Ordinary Share of the Company shall be US$0.0000001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association (as further amended, restated or amended and restated, from time to time), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorised but unissued Class A Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each; and

ii.	each authorised but unissued Class B Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each,

(the “Share Capital Subdivision”);

Share Capital Cancellation

e.	immediately following the Share Capital Subdivision, the authorised share capital of the Company be altered by the cancellation of excess authorized but unissued number of Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and Class B Ordinary Shares of a nominal or par value of US$0.0000001 each that will result in the Company having an authorised share capital of US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each (the “Share Capital Cancellation”); and

Authorised Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Share Capital Subdivision and Share Capital Cancellation, the authorised share capital of the Company shall be changed from US$52,500,000 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.75 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.75 each to US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each.

The Share Capital Reduction and Reorganization will not affect any Shareholder’s proportionate ownership interests, voting rights or the rights attaching to the Ordinary Shares, and will not involve any return of capital to Shareholders.

Resolution to be voted upon

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of Proposal No. 1 is as follows:

“IT IS RESOLVED, as a special resolution, subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reduction being complied with, that (together, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

a.	the par value of each authorized and issued Class A Ordinary Share of a nominal or par value of US$0.75 each and Class B Ordinary Share of a nominal or par value of US$0.75 each, in each case, in the share capital of the Company, be reduced to US$0.0000001 such that the issued share capital be reduced by cancelling US$0.7499999 of the paid-up capital of the Company on each of the issued Class A Ordinary Share and Class B Ordinary Share (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued Class A Ordinary Share and Class B Ordinary Share of the Company shall be US$0.0000001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association (as further amended, restated or amended and restated, from time to time), and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorised but unissued Class A Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each; and

ii.	each authorised but unissued Class B Ordinary Share of a nominal or par value of US$0.75 each be subdivided into 7,500,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each,

(the “Share Capital Subdivision”);

Share Capital Cancellation

e.	immediately following the Share Capital Subdivision, the authorised share capital of the Company be altered by the cancellation of excess authorized but unissued number of Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and Class B Ordinary Shares of a nominal or par value of US$0.0000001 each that will result in the Company having an authorised share capital of US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each (the “Share Capital Cancellation”); and

Authorised Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Share Capital Subdivision and Share Capital Cancellation, the authorised share capital of the Company shall be changed from US$52,500,000 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.75 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.75 each to US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each.

Vote Required and Board Recommendation

If a quorum is present, the affirmative votes of a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or by proxy at the 2026 Extraordinary Meeting will be required to approve the Share Capital Reduction and Reorganization Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE SHARE CAPITAL REDUCTION AND REORGANIZATION PROPOSAL AS DESCRIBED IN THIS PROPOSAL 1.

PROPOSAL NO. 2 — SEVENTH AMENDED M&A PROPOSAL

General

To consider and approve a proposal for the Company to, subject to the approval and implementation of the Share Capital Reduction and Reorganization, adopt the seventh amended and restated memorandum and articles of association, in the form attached to the proxy statement as Exhibit A (the “Seventh Amended M&A”), in substitution for, and to the exclusion of, the Company’s existing sixth amended and restated memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization.

The only substantive changes to be made to the Company’s existing sixth amended and restated memorandum and articles of association pursuant to this Proposal No. 2 are to:

●	update paragraph 7 of the Company’s existing sixth amended and restated memorandum of association, which describes the authorised share capital of the Company; and

●	update article 1.1 of the Company’s existing sixth amended and restated articles of association, which describes the current par value of the Class A Ordinary Shares and Class B Ordinary Shares of the Company.

If Proposal No. 2 is approved, the Seventh Amended M&A will take effect on the effective date of the Share Capital Reduction and Reorganization, provided that the Share Capital Reduction and Reorganization has been approved and implemented.

If the Share Capital Reduction and Reorganization Proposal is not approved and implemented, the Seventh Amended M&A will not take effect, even if the Seventh Amended M&A Proposal is approved by Shareholders at the 2026 Extraordinary Meeting.

Resolution to be voted upon

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of Proposal No. 2 is as follows:

“RESOLVED, as a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganization, that the adoption of the seventh amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing sixth amended and restated memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization be approved.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative votes of a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or by proxy at the 2026 Extraordinary Meeting will be required to approve the Seventh Amended M&A Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SEVENTH AMENDED M&A PROPOSAL AS DESCRIBED IN THIS PROPOSAL 2.

PROPOSAL NO. 3 — SHARE CAPITAL INCREASE PROPOSAL

General

To consider and approve a proposal for the Company to, subject to the approval and implementation of the Share Capital Reduction and Reorganization, increase its authorised share capital (the “Share Capital Increase”):

From: US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each;

To: US$700.00 divided into 6,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each;

by creating an additional 5,940,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and an additional 990,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, to rank pari passu in all respects with the existing Class A Ordinary Shares and Class B Ordinary Shares (the “Share Capital Increase Proposal”).

The purpose of the Share Capital Increase is to ensure that the Company has a sufficiently large pool of authorized shares available for issuance following the approval and implementation of the Share Capital Reduction and Reorganization, as well as for general corporate purposes including potential future financings, acquisitions, issuances of equity compensation and other transactions as the Board may determine to be in the best interests of the Company and its Shareholders from time to time.

If Proposal No. 3 is approved, the Share Capital Increase will take effect immediately after the implementation of the Share Capital Reduction and Reorganization.

If the Share Capital Reduction and Reorganization Proposal or the Seventh Amended M&A Proposal is not approved and implemented, the Share Capital Increase will not take effect, even if the Share Capital Increase Proposal is approved by Shareholders at the 2026 Extraordinary Meeting.

Resolution to be voted upon

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of Proposal No. 3 is as follows:

“RESOLVED, as an ordinary resolution, subject to the approval and implementation of the Share Capital Reduction and Reorganization, that the Company’s authorised share capital be increased:

From: US$7.00 divided into 60,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 10,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each;

To: US$700.00 divided into 6,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each;

by creating an additional 5,940,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and an additional 990,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, to rank pari passu in all respects with the existing Class A Ordinary Shares and Class B Ordinary Shares.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative votes of a simple majority of the votes cast at the 2026 Extraordinary Meeting will be required to approve the Share Capital Increase Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SHARE CAPITAL INCREASE PROPOSAL AS DESCRIBED IN THIS PROPOSAL 3.

PROPOSAL NO. 4 — EIGHTH AMENDED M&A PROPOSAL

General

To consider and approve a proposal for the Company to, subject to the approval and implementation of the Share Capital Increase, adopt the eighth amended and restated memorandum and articles of association, in the form attached to the proxy statement as Exhibit B (the “Eighth Amended M&A”), in substitution for, and to the exclusion of, the Company’s existing seventh amended and restated memorandum and articles of association, to reflect the Share Capital Increase.

The only substantive change to be made to the Company’s existing seventh amended and restated memorandum and articles of association pursuant to this Proposal No. 4 is to update paragraph 7 of the Company’s existing seventh amended and restated memorandum of association, which describes the authorised share capital of the Company.

If Proposal No. 4 is approved, the Eighth Amended M&A will take effect on the effective date of the Share Capital Increase, provided that the Share Capital Increase has been approved and implemented.

If the Share Capital Increase Proposal is not approved and implemented, the Eighth Amended M&A will not take effect, even if the Eighth Amended M&A Proposal is approved by Shareholders at the 2026 Extraordinary Meeting.

Resolution to be voted upon

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of Proposal No. 4 is as follows:

“RESOLVED, as a special resolution, that subject to and immediately following the Share Capital Increase, the adoption of the eighth amended and restated memorandum and articles of association, in the form attached to the accompanying proxy statement as Exhibit B, in substitution for, and to the exclusion of, the Company’s existing seventh amended and restated memorandum and articles of association, to reflect the Share Capital Increase.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative votes of a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or by proxy at the 2026 Extraordinary Meeting will be required to approve the Eighth Amended M&A Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE EIGHTH AMENDED M&A PROPOSAL AS DESCRIBED IN THIS PROPOSAL 4.

PROPOSAL NO. 5 —SHARE CONSOLIDATION PROPOSAL

General

To consider and approve a proposal to authorize the Board of Directors to effect a share consolidation of the Company’s authorised issued and unissued shares (the “Share Consolidation”) at a ratio of up to one-for- twenty (1: 20), but in any case at a ratio of not less than one-for-two (1: 2) (the “Approved Consolidation Ratio”), at a date to be determined by the Board within two calendar years following the date of the 2026 Extraordinary Meeting, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorised issued and unissued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio and the authorised share capital of the Company being altered (assuming an Approved Consolidation Ratio of 1: 20):

From: US$700.00 divided into 6,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each and 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each;

To as low as: US$700.00 divided into 300,000,000 Class A Ordinary Shares of a nominal or par value of US$0.000002 each and 50,000,000 Class B Ordinary Shares of a nominal or par value of US$0.000002 each.

Upon the determination of the specific Approved Consolidation Ratio and time for implementation by the Board, thereby effecting the Share Consolidation, the Share Consolidation will be implemented simultaneously for all Ordinary Shares, and the Share Consolidation will affect all Shareholders uniformly and will have no effect on the proportionate holdings of any individual Shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

If Proposal No. 5 is approved, the Share Consolidation will not take effect until the Board of Directors exercise their discretion to approve and implement the Share Consolidation at such Approved Consolidation Ratio and on such date (provided that it is a date within two calendar years following the date of the 2026 Extraordinary Meeting) that they determine in their absolute discretion, provided that the Share Capital Increase has been approved and implemented.

If the Share Capital Increase Proposal is not approved and implemented, the Board of Directors will not be able to exercise their discretion to approve and implement the Share Consolidation, even if the Share Consolidation Proposal is approved by Shareholders at the 2026 Extraordinary Meeting.

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the implementation of the Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change. If and when the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-consolidation basis on the effective date. The trading price of Class A Ordinary Shares will change accordingly with the Share Consolidation.

Fractional Shares

No fractional Ordinary Shares will be issued to any Shareholders in connection with the Share Consolidation. Each Shareholder will be entitled to receive one whole Ordinary Share in lieu of the fractional Ordinary Share that would have resulted from the Share Consolidation.

Reasons for the Share Consolidation

The Board believes that the increased market price of our Class A Ordinary Shares expected as a result of implementing the Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A Ordinary Shares. The Share Consolidation, if effected, could allow a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying shares whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A Ordinary Shares. The Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low share prices. Because of the trading volatility often associated with low-priced shares, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced shares or tend to discourage individual brokers from recommending low-priced shares to their customers. Some of those policies and practices may make the processing of trades in low-priced shares economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced shares generally represent a higher percentage of the share price than commissions on higher-priced shares, a low average price per Class A Ordinary Share can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Post Share Consolidation

There were 13,235,873 Class A Ordinary Shares and 4,934,447 Class B Ordinary Shares issued and outstanding as of the Record Date.

The following table contains the approximate number of issued and outstanding Ordinary Shares immediately following Share Consolidation(s) at the cumulative ratios of 2-1, 5-1, 10-1, and 20-1, without giving effect to any adjustments for fractional shares.

Shares Outstanding

	Record Date	2-1	5-1	10-1	20-1
Class A Ordinary Shares	13,235,873	6,617,936	2,647,174	1,323,587	661,793
Class B Ordinary Shares	4,934,447	2,467,223	986,889	493,444	246,722

The following table contains the number of authorized shares of the Company immediately following a Share Consolidation(s) at the cumulative ratios of 2-1, 5-1, 10-1, and 20-1, without giving effect to any adjustments for fractional shares.

Shares Authorized

	Upon implementation of Proposal 3	2-1*	5-1*	10-1*	20-1*
Class A Ordinary Shares	6,000,000,000	3,000,000,000	1,200,000,000	600,000,000	300,000,000
Class B Ordinary Shares	1,000,000,000	500,000,000	200,000,000	100,000,000	50,000,000

*	The figures are based on the number of authorized shares following the implementation of Proposal 3.

Book-Entry Shares

If the Share Consolidation is effected, Shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Share Consolidation, Shareholders will be notified that such Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-consolidation Ordinary Shares will be asked to surrender to the exchange agent certificates evidencing pre-consolidation shares in exchange for certificates evidencing post-consolidation Ordinary Shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such Shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation Ordinary Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation will not affect the Ordinary Shares capital account on our balance sheet. The stated capital component will be reduced proportionately based upon the Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of issued shares following the implementation of the proposed Share Consolidation, the Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Share Consolidation(s)

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation(s).

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of our Ordinary Shares.

Resolution to be voted upon

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of Proposal No. 5 is as follows:

“RESOLVED, as an ordinary resolution, that:

a.	Conditional upon the approval of the Board in its sole discretion, with effect as of the date or dates the Board may determine from time to time (the “Effective Date”) and subject to such Effective Date or Effective Dates being within two calendar years of the date of the 2026 Extraordinary Meeting:

(i)	the authorized issued and unissued Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares”) be consolidated by consolidating such whole number of Ordinary Shares, within an aggregate cumulative ratio change of not less than 1-for-2 and not more than 1-for-20, as the Board may determine in its sole discretion, into one (1) Ordinary Share of the same class, with such consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Ordinary Shares of such class as set out in the Company’s then existing memorandum and articles of association (the “Share Consolidation”), provided that the Board may implement one or more Share Consolidations pursuant to this authorization and the aggregate cumulative ratio of all such Share Consolidations shall not exceed 1-for-20;

(ii)	no fractional Ordinary Shares be issued in connection with any Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Ordinary Share upon any Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share; and

(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, any Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to any Share Consolidation, if and when deemed advisable by the Board in its sole discretion (the “Share Consolidation Proposal”).”

Vote Required and Board Recommendation

If a quorum is present, the affirmative votes of a simple majority of the votes cast at the 2026 Extraordinary Meeting will be required to approve the Share Consolidation Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SHARE CONSOLIDATION PROPOSAL AS DESCRIBED IN THIS PROPOSAL 5.

PROPOSAL NO. 6 — FURTHER AMENDED M&A PROPOSAL

General

To consider and approve a proposal for the Company to, subject to the approval and implementation of the Share Consolidation, adopt the further amended and restated memorandum and articles of association (the “Further Amended M&A”), in substitution for, and to the exclusion of, the Company’s then existing amended and restated memorandum and articles of association, to reflect the Share Consolidation.

The only substantive changes to be made to the Company’s then existing amended and restated memorandum and articles of association pursuant to this Proposal No. 6 are to:

●	update paragraph 7 of the Company’s then existing amended and restated memorandum of association, which describes the authorised share capital of the Company; and

●	update article 1.1 of the Company’s then existing amended and restated articles of association, which describes the par value of the Class A Ordinary Shares and Class B Ordinary Shares of the Company.

If Proposal No. 6 is approved, the Further Amended M&A will take effect on the effective date of the Share Consolidation, provided that the Share Consolidation has been approved and implemented in accordance with the requirements of Proposal No. 5.

If the Share Consolidation Proposal is not approved and implemented, the Further Amended M&A will not take effect, even if the Further Amended M&A Proposal is approved by Shareholders at the 2026 Extraordinary Meeting.

Resolution to be voted upon

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of Proposal No. 6 is as follows:

“RESOLVED, as a special resolution, that subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative votes of a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or by proxy at the 2026 Extraordinary Meeting will be required to approve the Further Amended M&A Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE FURTHER AMENDED M&A PROPOSAL AS DESCRIBED IN THIS PROPOSAL 6.

PROPOSAL NO. 7 — 2026 EQUITY INCENTIVE PLAN

General

To consider and approve a proposal to approve and adopt the Company’s 2026 Equity Incentive Plan (the “2026 Plan”), in the form attached to the proxy statement as Exhibit C, and all transactions contemplated thereunder. The purpose of the 2026 Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of the Company’s Ordinary Shares.

If approved by the Company’s Shareholders, the 2026 Plan will be effective as of the date of the 2026 Extraordinary Meeting. Capitalized terms used but not defined in this Proposal No. 7 shall have the meaning ascribed to them in the 2026 Plan, a copy of which is attached hereto as Exhibit C. The following description of the 2026 Plan’s material terms is qualified in its entirety by reference to the 2026 Plan.

Description of the Plan

Administration of the Plan. Different Committees with respect to different groups of Service Providers may administer the 2026 Plan.

Eligibility. Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

Shares Subject to the Plan. Subject to the provisions of the 2026 Plan, the maximum aggregate number of Shares that may be issued under the 2026 Plan is 1,985,000 shares. The Shares may be authorized, but unissued, or reacquired Ordinary Shares. Shares shall not be deemed to have been issued pursuant to the 2026 Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the 2026 Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the 2026 Plan.

Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the 2026 Plan.

Term of Plan. The 2026 Plan will become effective upon its adoption by the Shareholders at the 2026 Extraordinary Meeting. It will continue in effect for a term of ten (10) years unless terminated earlier in accordance with its terms.

Change in Control. In the event of a Change in Control, each outstanding Option and Stock Appreciation Right shall be assumed or an equivalent award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall similarly be assumed or an equivalent award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation.

Vote Required and Board Recommendation

If a quorum is present, the affirmative votes of a simple majority of the votes cast at the 2026 Extraordinary Meeting will be required to approve the Equity Incentive Plan Proposal. The Equity Incentive Plan Proposal is not conditional upon the approval of any other proposal.

Resolution to be voted upon

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of Proposal No. 7 is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s 2026 Equity Incentive Plan, in the form attached to the accompanying proxy statement as Exhibit C, be and is hereby approved and adopted, and all transactions contemplated thereunder, including the reservation and issuance of up to 1,985,000 Class A Ordinary Shares pursuant to awards granted under the 2026 Equity Incentive Plan, be and are hereby approved.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL AS DESCRIBED IN THIS PROPOSAL 7.

PROPOSAL NO. 8 — ADJOURNMENT PROPOSAL

General

Proposal No. 8, if adopted, will allow the Board of Directors to adjourn the 2026 Extraordinary Meeting to a later date or dates, if necessary or convenient, to ensure that any required supplement or amendment to the notice of meeting is provided to Shareholders or in order to solicit additional proxies from Shareholders in favour of one or more of the foregoing proposals.

If Proposal No. 8 is not approved by Shareholders, the Board of Directors may not be able to adjourn the 2026 Extraordinary Meeting to a later date in the event that any required supplement or amendment to the notice of meeting is required to be provided to Shareholders or there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Resolution to be voted upon

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of Proposal No. 8 is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the 2026 Extraordinary Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the notice of meeting is provided to Shareholders or (B) in order to solicit additional proxies from Shareholders in favour of one or more of the proposals at the 2026 Extraordinary Meeting.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative votes of a simple majority of the votes cast at the 2026 Extraordinary Meeting will be required to approve the Adjournment Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL AS DESCRIBED IN THIS PROPOSAL 8.

The Board of Directors is not aware of any other matters to be submitted to the 2026 Extraordinary Meeting. If any other matters properly come before the 2026 Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Yandai Wang
Yandai Wang
Chairman and Chief Executive Officer

July 15, 2026

Exhibit A

Seventh Amended and Restated Memorandum and Articles of Association

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SEVENTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SOS LIMITED

(adopted by a special resolution passed on July 27, 2026 and effective on [   ] 2026)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SEVENTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

SOS LIMITED

(adopted by a special resolution passed on July 27, 2026 and effective on [   ] 2026)

1	The name of the Company is SOS Limited.

2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

7	The authorised share capital of the Company is [US$7.00] divided into [70,000,000] shares of a par value of US$[0.0000001] each, comprising of [60,000,000] Class A Ordinary Shares of a par value of US$[0.0000001] each and [10,000,000] Class B Ordinary Shares of a par value of US$[0.0000001] each, provided always that the Directors may, in their absolute discretion and without the approval of the Members, create and designate out of the unissued shares of the Company (including unissued Class A Ordinary Shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as the Directors may determine.

8	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

9	Capitalised terms that are not defined in this Seventh Amended and Restated Memorandum of Association bear the same meanings as those given in the Seventh Amended and Restated Articles of Association of the Company.

TABLE OF CONTENTS

CLAUSE

1	Interpretation	A-1
2	Preliminary	A-5
3	Issue of Shares	A-5
4	Ordinary Shares	A-6
5	Register of Members	A-8
6	Transfer of Shares	A-8
7	Redemption, Purchase and Surrender of Own Shares	A-9
8	Treasury Shares	A-9
9	Variation of Rights Attaching to Shares	A-9
10	Commission on Sale of Shares	A-10
11	Non-Recognition of Trusts	A-10
12	Lien on Shares	A-10
13	Calls on Shares	A-11
14	Forfeiture of Shares	A-12
15	Registration of Empowering Instruments	A-12
16	Transmission of Shares	A-13
17	Alteration of Capital	A-13
18	Closing Register of Members or Fixing Record Date	A-14
19	General Meetings	A-14
20	Notice of General Meetings	A-15
21	Proceedings at General Meetings	A-15
22	Votes of Members	A-16
23	Proxies	A-18
24	Corporations Acting by Representatives at Meeting	A-18
25	Clearing Houses and Depositary	A-19
26	Shares that may not be Voted	A-19
27	Directors	A-19
28	Directors’ Fees and Expenses	A-20
29	Alternate Director	A-20
30	Powers and Duties of Directors	A-21
31	Disqualification of Directors	A-22
32	Proceedings of Directors	A-22
33	Presumption of Assent	A-25
34	Dividends, Distributions and Reserve	A-25
35	Books of Accounts	A-26
36	Annual Returns and Filings	A-27
37	Audit	A-27
38	The Seal	A-27
39	Capitalisation	A-28
40	Notices	A-28
41	Information	A-30
42	Indemnity	A-30
43	Financial Year	A-30
44	Winding Up	A-31
45	Amendment of Memorandum and Articles of Association and Name of Company	A-31
46	Registration by way of Continuation	A-31
47	Mergers and Consolidations	A-31

A-i

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SEVENTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SOS LIMITED

(adopted by a special resolution passed on July 27, 2026 and effective on [   ] 2026)

1	Interpretation

1.1	In these Articles Table A in the First Schedule to the Companies Act does not apply and, unless there is something in the subject or context inconsistent therewith, the defined terms shall have the meanings assigned to them as follows:

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, shares having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these seventh amended and restated articles of association of the Company, as from time to time altered or added to in accordance with the Companies Act and these Articles;

“Board”	means the board of Directors of the Company;

“Chairman”	shall bear the meaning as ascribed to it in Article 27.2;

“Class” or “Classes”	means any class or classes of shares as may from time to time be issued by the Company;

“Class A Ordinary Shares”	means the Class A Ordinary Shares of a par value of US$[0.0000001] each in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;

“Class B Ordinary Shares”	means the Class B Ordinary Shares of a par value of US$[0.0000001] each in the capital of the Company, designated as a Class B Ordinary Shares and having the rights provided for in these Articles;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Companies Act is referred to, the reference is to that provision as amended by any law for the time being in force;

“Company”	means SOS Limited, a Cayman Islands exempted company limited by shares;

“Company’s Website”	The main corporate or investor relations website of the Company, the address or domain name of which has been notified to Members;

“Constructively Owned”	means the ownership of Voting Interests by a Member that is, or would be, treated as a direct, indirect or constructive owner of such Voting Interests through the application of Section 958(a) or Section 958(b) (whichever imputes to such Member the largest total number of outstanding Voting Interests) of the Internal Revenue Code of 1986, as amended, and the U.S. Treasury regulations promulgated thereunder.

“Conversion Date”	means, (i) in respect of a Conversion Notice, the day on which that Conversion Notice is delivered, or (ii) in respect of any automatic conversion effected pursuant to Articles 4.1(a)(iv) or (v), the date upon which the event which triggers such automatic conversion first occurs;

“Conversion Notice”	means a written notice delivered to the Company (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Article 4;

“Conversion Right”	means the right of any holder of Class B Ordinary Shares, subject to the provisions of these Articles to convert all or any of its Class B Ordinary Shares into Class A Ordinary Shares in its discretion;

“Designated Stock Exchange”	means the Global Market of The Nasdaq Stock Market, the New York Stock Exchange, the American Stock Exchange or any other internationally recognised stock exchange where the Company’s Class A Ordinary Shares are traded;

“Directors”	means the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

“dividend”	includes an interim dividend;

“electronic” or “electronically”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the Directors voting in a vote of the Board on such method, provided, however, that email correspondence and facsimile shall always be a permitted electronic communication;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“in writing”	includes writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

“Member”	means a person whose name is entered in the Register of Members as the holder of a share or shares;

“Memorandum of Association”	means the seventh amended and restated memorandum of association of the Company, as amended and re-stated from time to time;

“month”	means calendar month;

“Ordinary Resolution”	means a resolution:

	(a)	passed by a simple majority of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b)	approved in writing by two-thirds of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means the Class A Ordinary Shares and the Class B Ordinary Shares collectively;

“paid up”	means paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“Register of Members”	means the register of Members to be kept by the Company in accordance with the Companies Act;

“Registered Office”	means the registered office for the time being of the Company;

“Seal”	means the common seal of the Company including any facsimile thereof;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended from time to time;

“share”	means any share in the capital of the Company and includes a fraction of a share. All references to “shares” herein shall be deemed to be shares of any or all Classes as the context may require;

“signed”	includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution passed in accordance with the Companies Act, being a resolution:

(a) passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a share held in the name of the Company as a treasury share in accordance with the Companies Act;

“Voting Interests”	means the aggregate number of votes to which a Member is entitled on all matters subject to the vote at general meetings of the Company (disregarding for this purpose any limitations on the voting interests of a Member owning Class B Shares pursuant to Section 4.1(b)), including those derived from holding Class A Ordinary Shares and Class B Ordinary Shares; and
“year”	means calendar year.

1.2	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender shall include the feminine gender;

(c)	words importing persons shall include companies or associations or bodies of persons, whether corporate or not;

(d)	“may” shall be construed as permissive and “shall” shall be construed as imperative;

(e)	a reference to a dollar or dollars (or US$) is a reference to dollars of the United States;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(h)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

1.3	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

2	Preliminary

2.1	The business of the Company may be conducted as the Directors see fit.

2.2	The Registered Office shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

3	Issue of Shares

3.1	Subject to applicable law, rules, regulations and the relevant provisions, if any, in the Memorandum of Association, the Directors may, in their absolute discretion and without the approval of Members, cause the Company to:

(a)	Issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form), to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the then outstanding shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to shares and issue warrants or similar instruments with respect thereto.

3.2	Without prejudice to Article 3.1, the Directors may, without the approval of the Members, create and designate out of the unissued shares of the Company (including unissued Class A Ordinary Shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as the Directors may determine in their sole and absolute discretion.

3.3	The Company shall not issue shares which are negotiable or in bearer form.

4	Share Rights

4.1	Subject to Articles 3.1 and 3.2 and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the share capital of the Company shall initially be divided into shares of two classes, Class A Ordinary Shares and Class B Ordinary Shares, immediately upon the effectiveness of these Articles. Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another other than as set out below.

(a)	With respect to conversion of Class B Ordinary Shares:

(i)	A holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

(ii)	Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by such evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right. Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(iii)	On the Conversion Date, every Class B Ordinary Share to be converted shall automatically be converted into one Class A Ordinary Share with such rights and restrictions attached to and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the same number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register of Members.

(iv)	If, at any time, the total number of the issued and outstanding Class B Ordinary Shares in aggregate is less than 5% of the total number of the Class B Ordinary Shares of the Company issued and outstanding immediately after the Company’s initial public offering, each issued and outstanding Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share.

(v)	Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share. For the avoidance of doubt, (1) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register of Members; and (2) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party or its designee holding legal title to such Class B Ordinary Shares, in which case such Class B Ordinary Share shall be automatically converted into one Class A Ordinary Share upon the Company’s registration of the third party or its designee as a Member holding that number of Class A Ordinary Shares in the Register of Members.

(vi)	Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall: (1) at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorized but unissued share capital, such number of authorized but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and (2) not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

(vii)	Any conversion of Class B Ordinary Shares effected pursuant to this Article 4.1 shall be effected in any manner permitted by law (including without limitation by means of either the re-designation and re-classification of such Class B Ordinary Shares into Class A Ordinary Shares, or the repurchase or redemption of such Class B Ordinary Shares and the issue and allotment of the relevant number of Class A Ordinary Shares resulting from the conversion), as may be determined by the Directors in their absolute discretion.

(b)	Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company.

5	Register of Members

5.1	The Company shall maintain a Register of Members. The Register of Members shall specify the share or shares held by that person and the amount paid up thereon.

5.2	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

6	Transfer of Shares

6.1	The instrument of transfer of any share shall be in writing and in such usual or common form or such other form as the Directors may in their discretion approve and be executed by or on behalf of the transferor and shall be accompanied by such evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

6.2	All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors decline to register shall (except in any case of fraud) be returned to the person depositing the same.

6.3	The Directors may, in their absolute discretion, and without assigning any reason, refuse to register a transfer of any share which is not fully paid up or upon which the Company has a lien.

6.4	The Directors may also decline to register any transfer of any share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate(s) for the shares to which it relates (if any) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one Class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or

(e)	any fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Directors may from time to time require, in respect of the transfer has been paid to the Company.

6.5	If the Directors refuse to register a transfer of any shares, they shall within two months after the date on which the transfer was lodged with the Company send to each of the transferor and transferee notice of the refusal.

6.6	The registration of transfers of shares may, on fourteen (14) days’ notice being given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the Designated Stock Exchange to that effect be suspended at such times and for such periods (not exceeding in the whole thirty (30) calendar days in any year) as the Directors may determine.

7	Redemption, Purchase and Surrender of Own Shares

7.1	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Member or the Company on such terms and in such manner as the Directors, before the issue of the shares, or the Members by Special Resolution, may determine;

(b)	purchase its own shares (including any redeemable shares) on such terms and in such manner as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital.

7.2	The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

7.3	The Company shall pay the holder of the shares being purchased the purchase or redemption monies or consideration in respect thereof.

7.4	The Directors may accept the surrender for no consideration of any fully paid share.

8	Treasury Shares

8.1	The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

8.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

9	Variation of Rights Attaching to Shares

9.1	If at any time the share capital is divided into different Classes or series of shares, the rights attaching to any Class or series (unless otherwise provided by the terms of issue of the shares of that Class or series) may, subject to these Articles, be varied or abrogated with the written consent of the holders of two-thirds (2/3) of the issued shares of that Class or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that Class.

9.2	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one Class or series of shares, except that the necessary quorum shall be one person holding or representing by proxy at least one-third (1/3) of the issued shares of that Class or series. Subject to any rights or restrictions for the time being attached to the shares of that Class or series, every Member of the Class or series shall on a poll have one vote for each share of the Class or series held by him. For the purposes of this Article the Directors may treat all the Classes or series or any two or more Classes or series as forming one Class or series if they consider that all such Classes or series would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes or series.

9.3	The rights conferred upon the holders of the shares of any Class or series shall not, unless otherwise expressly provided by the terms of issue of the shares of that Class or series, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

10	Commission on Sale of Shares

The Company may, in so far as the Companies Act from time to time permit, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

11	Non-Recognition of Trusts

No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Companies Act) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

12	Lien on Shares

12.1	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

12.2	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or to the persons entitled thereto by reason of the death or bankruptcy of such registered holder.

12.3	To give effect to any such sale, the Directors may authorise any person to transfer the shares sold to, or in accordance with the direction of, the purchaser thereof. The purchaser or his nominee shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

12.4	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

13	Calls on Shares

13.1	The Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

13.2	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

13.3	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum from the day appointed for the payment thereof to the time of the actual payment at such rate as the Directors may determine, but the Directors may waive payment of that interest wholly or in part.

13.4	An amount payable in respect of a share on allotment or at any fixed date, whether on account of the par value of the share or premium or otherwise, shall be deemed to be a call and if it is not paid, all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

13.5	The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

13.6	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would otherwise become payable) pay interest at such rate as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

14	Forfeiture of Shares

14.1	If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

14.2	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

14.3	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

14.4	A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

14.5	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of all monies due and payable by him with respect to those shares.

14.6	A certificate in writing under the hand of a Director of the Company that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share.

14.7	The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

14.8	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the par value of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

15	Registration of Empowering Instruments

The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

16	Transmission of Shares

16.1	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share. The estate of a deceased Member is not thereby released from any liability in respect of any share, which had been jointly held by him.

16.2	Any person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the share or, instead of being registered himself, to have some person nominated by him as the transferee. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

16.3	A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided, however, that the Directors may at any time give notice requiring any such person to elect either to be registered or to transfer the share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

17	Alteration of Capital

17.1	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such Classes and amount, as the resolution shall prescribe.

17.2	The Company may by Ordinary Resolution;

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)	subdivide its existing shares, or any of them into shares of a smaller amount than that fixed by the Memorandum of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(c)	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

17.3	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

17.4	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmission, forfeiture and otherwise as the shares in the original share capital.

18	Closing Register of Members or Fixing Record Date

18.1	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case thirty (30) calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, such register shall be so closed for at least ten (10) calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

18.2	In lieu of or apart from closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members or any adjournment thereof, or for the purpose of determining those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose.

18.3	If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

19	General Meetings

19.1	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

19.2	The Company may in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint.

19.3	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than in aggregate not less than two-thirds (2/3) of the aggregate number of votes attaching to all issued and outstanding shares of the Company as at that date that carries the right of voting at general meetings of the Company.

19.5	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Company’s principal place of business (with a copy sent to the Registered Office), and may consist of several documents in like form each signed by one or more requisitionists.

19.6	If the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said twenty-one (21) calendar days.

19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20	Notice of General Meetings

20.1	At least ten (10) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting by Members (or their proxies) having a right to attend and vote at the meeting and holding not less than seventy-five percent (75%) in par value of the shares giving that right.

20.2	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings at any meeting.

21	Proceedings at General Meetings

21.1	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding shares which represent, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes. A person may participate at a general meeting by conference telephone or other communication equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.2	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

21.3	The Chairman of the Board shall preside as chairman at every general meeting of the Company. If there is no such Chairman, or if at any general meeting he is not present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or person nominated by the Directors shall preside as chairman of that meeting, failing which the Members present in person or by proxy shall elect any person present to be chairman of that meeting.

21.4	The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten (10) calendar days or more, not less than seven (7) calendar days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

21.5	At any general meeting, a resolution put to the vote of the meeting shall be decided on a poll.

21.6	Except on a poll on the election of a chairman or on a question of adjournment, a poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

21.7	In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

21.8	A poll on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll is contingent thereon may proceed pending the taking of the poll.

22	Votes of Members

22.1	Except as required by applicable law and subject to these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote of the Members. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting:

(a)	every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote for every fully paid Class A Ordinary Share of which he is the holder; and

(b)	every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have ten (10) votes for every fully paid Class B Ordinary Share of which he is the holder.

22.2	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

22.4	No person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a Class of shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

22.5	Votes may be given either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes.

22.6	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

22.7	A Member holding more than one share need not cast the votes in respect of his shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

22.8

An Ordinary Resolution in writing signed by two-thirds of the Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

22.9	A Special Resolution in writing signed by all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

23	Proxies

23.1	Subject to Article 23.3, the instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Member of the Company. Members holding Class B Ordinary Shares may not appoint another Member holding Class B Ordinary Shares as its proxy.

23.2	The instrument appointing a proxy shall be deposited at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such time (being no later than the time for holding the meeting or adjourned meeting) and at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

23.3	The instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. If and to the extent allowed by the Companies Act, Members may provide proxies electronically.

23.4	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, before the commencement of the general meeting or adjourned meeting at which the proxy is sought to be used.

24	Corporations Acting by Representatives at Meeting

Any corporation or other non-natural person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any Class of Members or of the Board or of a committee of the Board, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

25	Depositary

If a depositary (or its nominee(s)) is a Member, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of the holders of any Class or series of shares, provided that, if more than one person is so authorised, the authorisation shall specify the number and Class or series of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the depositary (or its nominee(s)) which he represents as that depositary (or its nominee(s)) could exercise if it were an individual Member of the Company holding the number and Class or series of shares specified in such authorisation, notwithstanding any contrary provision contained in these Articles.

26	Shares that may not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

27	Directors

27.1	Unless otherwise determined by the Company in a general meeting, the number of Directors shall not be less than three (3), the exact number of Directors to be determined from time to time by the Board. There shall be no maximum number of Directors unless otherwise determined by the Company in a general meeting.

27.2	The Board shall have one or two Chairman of the Board elected and appointed by a majority of the Directors then in office.

27.3	The Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board.

27.4	The Directors may appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election.

27.5	A Director may be removed from office by Ordinary Resolution or by a written resolution signed by every Director other than the Director being removed at any time notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). The notice of any general meeting of shareholders at which a resolution to remove a Director is proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than three (3) calendar days before the general meeting. Such Director is entitled to attend general the meeting and be heard on the motion for his removal.

27.6	The Directors may, from time to time adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Directors shall determine by resolution from time to time.

27.7	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and of all classes of shares of the Company.

28	Directors’ Fees and Expenses

28.1	The Directors may receive such remuneration as the Directors may from time to time determine. A Director may be entitled to be repaid all travelling, hotel and incidental expenses reasonably incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any Class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

28.2	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Directors goes beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Articles.

29	Alternate Director

29.1	Any Director may in writing appoint another person to be his alternate (except that a Director that holds Class B Ordinary Shares shall not be permitted to appoint another person to be his alternative if that other person holds Class B ordinary shares) and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to notice of, attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and, where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director. Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

29.2	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director or, in the absence of such instructions, at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

30	Powers and Duties of Directors

30.1	Subject to the provisions of the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

30.2	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, President, one or more Vice Presidents, Chief Operating Officer, Chief Financial Officer, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

30.3	The Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

30.4	The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit, and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

30.5	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this Article.

30.6	The Directors may establish any committees, local boards or agencies, or appoint any person to be a manager or agent, for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards and may fix the remuneration of any of the aforesaid. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

30.7	The Directors may delegate to any such committee, local board, agency, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered.

30.8	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested in them.

30.9	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

31	Disqualification of Directors

The office of Director shall be vacated, if the Director:

(a)	dies, becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from three consecutive meetings of the Board and the Board resolves that his office be vacated; or

(e)	if he shall be removed from office pursuant to these Articles or the Companies Act.

32	Proceedings of Directors

32.1	The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting of the Directors shall be decided by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may at any time summon a meeting of the Directors by at least two calendar days’ notice in writing to every other Director and alternate Director, which notice shall set forth the general nature of the business to be considered, unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held.

32.2	A Director or Directors may participate in any meeting of the Board, or of any committee appointed by the Board of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

32.3	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the directors then in office. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

32.4	A Director who is in any way, whether directly or indirectly, interested in a contract or Transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to the rules of Designated Stock Exchange, a Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

32.5	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director or alternate Director is in any way interested be liable to be voided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director or alternate director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

32.6	Any Director or alternate Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director; provided that nothing herein contained shall authorise a Director or alternate Director, or his firm, to act as auditor to the Company.

32.7	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

32.8	When the Chairman of a meeting of the Board signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

32.9	A resolution in writing signed (in one or more counterparts) by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of the Directors as the case may be, duly called and constituted.

32.10	The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

32.11	The Chairman shall preside as chairman at every meeting of the Board. To the extent that the Chairman is not present at any meeting within fifteen (15) minutes after the time appointed for holding the same, a Director appointed by the Chairman may preside the meeting, or, if no such Director is appointed, the Directors present may choose one of their number to be chairman of the meeting.

32.12	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the same, the committee members present may choose one of their number to be chairman of the meeting.

32.13	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

32.14	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

33	Presumption of Assent

A Director of the Company who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

34	Dividends, Distributions and Reserve

34.1	Subject to any rights and restrictions for the time being attached to any Class or Classes of shares and these Articles, the Directors may from time to time declare dividends and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. At any and every time the Board declare dividends, Class A Ordinary Shares and Class B Ordinary Shares shall have identical rights in the dividends so declared.

34.2	Subject to any rights and restrictions for the time being attached to any Class or Classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends or distributions, but no dividend or distribution shall exceed the amount recommended by the Directors.

34.3	The Directors may, before recommending or declaring any dividend or distribution, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or distributions, or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

34.4	Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid by wire transfer to the Member or by cheque sent by mail addressed to the Member at his address in the Register of Members, or addressed to such person and at such addresses as the Member may direct, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

34.5	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular paid up shares, debentures or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

34.6	No dividend or distribution shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

34.7	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, all dividends or distributions shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company, dividends or distributions may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

34.8	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

34.9	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend, distribution or other moneys payable on or in respect of the share.

34.10	No dividend or distribution shall bear interest against the Company. Any dividend or distribution which cannot be paid to a Member and/or which remains unclaimed after one year from the date of declaration of such dividend or distribution may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Member. Any dividend or distribution which remains unclaimed after a period of six (6) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company.

35	Books of Accounts

35.1	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

35.2	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

35.3	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act or authorised by the Directors or by the Company by Ordinary Resolution.

35.4	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Directors or failing any determination as aforesaid shall not be audited.

36	Annual Returns and Filings

The Directors shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

37	Audit

37.1	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

37.2	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

37.3	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

38	The Seal

38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or an officer or other person appointed by the Directors for the purpose.

38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Capitalisation

39.1	The Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

39.2	Notwithstanding any provisions in these Articles, the Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to apply such sum in paying up in full unissued shares of the Company to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members; or

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members.

40	Notices

40.1	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile, or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

40.2	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

40.3	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

40.4	Any notice or other document, if served by (a) post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted, or (b) facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient, (c) recognised courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier or (d) electronic means as provided herein shall be deemed to have been served immediately upon the time of the transmission by electronic means to the electronic number of address or website supplied by the Member to the Company, or upon the time of its placement on the Company’s Website.

40.5	Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

40.6	Notice of every general meeting shall be given to:

(a)	every person shown as a Member in the Register of Members on the record date for such meeting except in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members;

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	each Director and Alternate Director.

No other person shall be entitled to receive notices of general meetings.

40.7	Whenever notice is required to be given under any provision of these Articles, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Members, Directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by these Articles.

41	Information

41.1	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors would not be in the interests of the Members to communicate to the public.

41.2	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register of Members and transfer books of the Company.

41.3	The Directors, or any service providers (including the officers, the secretary and the registered office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company, including without limitation information contained in the Register of Members and books of the Company.

42	Indemnity

42.1	To the fullest extent permissible under the Companies Act, every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Persons”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by with Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake or judgement) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

42.2	No such Director or officer of the Company shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or wilful default of such Director or officer. References in this Article to actual fraud or wilful default mean a finding to such effect by a competent court in relation to the conduct of the relevant party.

43	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31 in each year and, following the year of incorporation, shall begin on January 1 in each year.

44	Winding Up

44.1	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

44.2	Subject to these Articles, if the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is any liability.

45	Amendment of Memorandum and Articles of Association and Name of Company

Subject to the Companies Act and these Articles, the Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

46	Registration by way of Continuation

Subject to these Articles, the Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

47	Mergers and Consolidations

The Company shall, with the approval of a special resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as the Directors may determine.

Exhibit B

Eighth Amended and Restated Memorandum and Articles of Association

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

EIGHTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SOS LIMITED

(adopted by a special resolution passed on July 27, 2026 and effective on [   ] 2026)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

EIGHTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

SOS LIMITED

(adopted by a special resolution passed on July 27, 2026 and effective on [   ] 2026)

1	The name of the Company is SOS Limited.

2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

7	The authorised share capital of the Company is [US$700.00] divided into [7,000,000,000] shares of a par value of US$[0.0000001] each, comprising of [6,000,000,000] Class A Ordinary Shares of a par value of US$[0.0000001] each and [1,000,000,000] Class B Ordinary Shares of a par value of US$[0.0000001] each, provided always that the Directors may, in their absolute discretion and without the approval of the Members, create and designate out of the unissued shares of the Company (including unissued Class A Ordinary Shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as the Directors may determine.

8	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

9	Capitalised terms that are not defined in this Eighth Amended and Restated Memorandum of Association bear the same meanings as those given in the Eighth Amended and Restated Articles of Association of the Company.

TABLE OF CONTENTS

CLAUSE

1	Interpretation	B-1
2	Preliminary	B-5
3	Issue of Shares	B-5
4	Ordinary Shares	B-6
5	Register of Members	B-8
6	Transfer of Shares	B-8
7	Redemption, Purchase and Surrender of Own Shares	B-9
8	Treasury Shares	B-9
9	Variation of Rights Attaching to Shares	B-9
10	Commission on Sale of Shares	B-10
11	Non-Recognition of Trusts	B-10
12	Lien on Shares	B-10
13	Calls on Shares	B-11
14	Forfeiture of Shares	B-12
15	Registration of Empowering Instruments	B-12
16	Transmission of Shares	B-13
17	Alteration of Capital	B-13
18	Closing Register of Members or Fixing Record Date	B-14
19	General Meetings	B-14
20	Notice of General Meetings	B-15
21	Proceedings at General Meetings	B-15
22	Votes of Members	B-16
23	Proxies	B-18
24	Corporations Acting by Representatives at Meeting	B-18
25	Clearing Houses and Depositary	B-19
26	Shares that may not be Voted	B-19
27	Directors	B-19
28	Directors’ Fees and Expenses	B-20
29	Alternate Director	B-20
30	Powers and Duties of Directors	B-21
31	Disqualification of Directors	B-22
32	Proceedings of Directors	B-22
33	Presumption of Assent	B-25
34	Dividends, Distributions and Reserve	B-25
35	Books of Accounts	B-26
36	Annual Returns and Filings	B-27
37	Audit	B-27
38	The Seal	B-27
39	Capitalisation	B-28
40	Notices	B-28
41	Information	B-30
42	Indemnity	B-30
43	Financial Year	B-30
44	Winding Up	B-31
45	Amendment of Memorandum and Articles of Association and Name of Company	B-31
46	Registration by way of Continuation	B-31
47	Mergers and Consolidations	B-31

B-i

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

EIGHTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SOS LIMITED

(adopted by a special resolution passed on July 27, 2026 and effective on [   ] 2026)

1	Interpretation

1.1	In these Articles Table A in the First Schedule to the Companies Act does not apply and, unless there is something in the subject or context inconsistent therewith, the defined terms shall have the meanings assigned to them as follows:

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, shares having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these eighth amended and restated articles of association of the Company, as from time to time altered or added to in accordance with the Companies Act and these Articles;

“Board”	means the board of Directors of the Company;

“Chairman”	shall bear the meaning as ascribed to it in Article 27.2;

“Class” or “Classes”	means any class or classes of shares as may from time to time be issued by the Company;

“Class A Ordinary Shares”	means the Class A Ordinary Shares of a par value of US$[0.0000001] each in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;

“Class B Ordinary Shares”	means the Class B Ordinary Shares of a par value of US$[0.0000001] each in the capital of the Company, designated as a Class B Ordinary Shares and having the rights provided for in these Articles;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Companies Act is referred to, the reference is to that provision as amended by any law for the time being in force;

“Company”	means SOS Limited, a Cayman Islands exempted company limited by shares;

“Company’s Website”	The main corporate or investor relations website of the Company, the address or domain name of which has been notified to Members;

“Constructively Owned”	means the ownership of Voting Interests by a Member that is, or would be, treated as a direct, indirect or constructive owner of such Voting Interests through the application of Section 958(a) or Section 958(b) (whichever imputes to such Member the largest total number of outstanding Voting Interests) of the Internal Revenue Code of 1986, as amended, and the U.S. Treasury regulations promulgated thereunder.

“Conversion Date”	means, (i) in respect of a Conversion Notice, the day on which that Conversion Notice is delivered, or (ii) in respect of any automatic conversion effected pursuant to Articles 4.1(a)(iv) or (v), the date upon which the event which triggers such automatic conversion first occurs;

“Conversion Notice”	means a written notice delivered to the Company (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Article 4;

“Conversion Right”	means the right of any holder of Class B Ordinary Shares, subject to the provisions of these Articles to convert all or any of its Class B Ordinary Shares into Class A Ordinary Shares in its discretion;

“Designated Stock Exchange”	means the Global Market of The Nasdaq Stock Market, the New York Stock Exchange, the American Stock Exchange or any other internationally recognised stock exchange where the Company’s Class A Ordinary Shares are traded;

“Directors”	means the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

“dividend”	includes an interim dividend;

“electronic” or “electronically”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the Directors voting in a vote of the Board on such method, provided, however, that email correspondence and facsimile shall always be a permitted electronic communication;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“in writing”	includes writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

“Member”	means a person whose name is entered in the Register of Members as the holder of a share or shares;

“Memorandum of Association”	means the eighth amended and restated memorandum of association of the Company, as amended and re-stated from time to time;

“month”	means calendar month;

“Ordinary Resolution”	means a resolution:

	(a)	passed by a simple majority of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b)	approved in writing by two-thirds of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means the Class A Ordinary Shares and the Class B Ordinary Shares collectively;

“paid up”	means paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“Register of Members”	means the register of Members to be kept by the Company in accordance with the Companies Act;

“Registered Office”	means the registered office for the time being of the Company;

“Seal”	means the common seal of the Company including any facsimile thereof;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended from time to time;

“share”	means any share in the capital of the Company and includes a fraction of a share. All references to “shares” herein shall be deemed to be shares of any or all Classes as the context may require;

“signed”	includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution passed in accordance with the Companies Act, being a resolution:

(a) passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a share held in the name of the Company as a treasury share in accordance with the Companies Act;

“Voting Interests”	means the aggregate number of votes to which a Member is entitled on all matters subject to the vote at general meetings of the Company (disregarding for this purpose any limitations on the voting interests of a Member owning Class B Shares pursuant to Section 4.1(b)), including those derived from holding Class A Ordinary Shares and Class B Ordinary Shares; and
“year”	means calendar year.

1.2	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender shall include the feminine gender;

(c)	words importing persons shall include companies or associations or bodies of persons, whether corporate or not;

(d)	“may” shall be construed as permissive and “shall” shall be construed as imperative;

(e)	a reference to a dollar or dollars (or US$) is a reference to dollars of the United States;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(h)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

1.3	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

2	Preliminary

2.1	The business of the Company may be conducted as the Directors see fit.

2.2	The Registered Office shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

3	Issue of Shares

3.1	Subject to applicable law, rules, regulations and the relevant provisions, if any, in the Memorandum of Association, the Directors may, in their absolute discretion and without the approval of Members, cause the Company to:

(a)	Issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form), to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the then outstanding shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to shares and issue warrants or similar instruments with respect thereto.

3.2	Without prejudice to Article 3.1, the Directors may, without the approval of the Members, create and designate out of the unissued shares of the Company (including unissued Class A Ordinary Shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as the Directors may determine in their sole and absolute discretion.

3.3	The Company shall not issue shares which are negotiable or in bearer form.

4	Share Rights

4.1	Subject to Articles 3.1 and 3.2 and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the share capital of the Company shall initially be divided into shares of two classes, Class A Ordinary Shares and Class B Ordinary Shares, immediately upon the effectiveness of these Articles. Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another other than as set out below.

(a)	With respect to conversion of Class B Ordinary Shares:

(i)	A holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

(ii)	Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by such evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right. Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(iii)	On the Conversion Date, every Class B Ordinary Share to be converted shall automatically be converted into one Class A Ordinary Share with such rights and restrictions attached to and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the same number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register of Members.

(iv)	If, at any time, the total number of the issued and outstanding Class B Ordinary Shares in aggregate is less than 5% of the total number of the Class B Ordinary Shares of the Company issued and outstanding immediately after the Company’s initial public offering, each issued and outstanding Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share.

(v)	Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share. For the avoidance of doubt, (1) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register of Members; and (2) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party or its designee holding legal title to such Class B Ordinary Shares, in which case such Class B Ordinary Share shall be automatically converted into one Class A Ordinary Share upon the Company’s registration of the third party or its designee as a Member holding that number of Class A Ordinary Shares in the Register of Members.

(vi)	Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall: (1) at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorized but unissued share capital, such number of authorized but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and (2) not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

(vii)	Any conversion of Class B Ordinary Shares effected pursuant to this Article 4.1 shall be effected in any manner permitted by law (including without limitation by means of either the re-designation and re-classification of such Class B Ordinary Shares into Class A Ordinary Shares, or the repurchase or redemption of such Class B Ordinary Shares and the issue and allotment of the relevant number of Class A Ordinary Shares resulting from the conversion), as may be determined by the Directors in their absolute discretion.

(b)	Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company.

5	Register of Members

5.1	The Company shall maintain a Register of Members. The Register of Members shall specify the share or shares held by that person and the amount paid up thereon.

5.2	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

6	Transfer of Shares

6.1	The instrument of transfer of any share shall be in writing and in such usual or common form or such other form as the Directors may in their discretion approve and be executed by or on behalf of the transferor and shall be accompanied by such evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

6.2	All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors decline to register shall (except in any case of fraud) be returned to the person depositing the same.

6.3	The Directors may, in their absolute discretion, and without assigning any reason, refuse to register a transfer of any share which is not fully paid up or upon which the Company has a lien.

6.4	The Directors may also decline to register any transfer of any share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate(s) for the shares to which it relates (if any) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one Class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or

(e)	any fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Directors may from time to time require, in respect of the transfer has been paid to the Company.

6.5	If the Directors refuse to register a transfer of any shares, they shall within two months after the date on which the transfer was lodged with the Company send to each of the transferor and transferee notice of the refusal.

6.6	The registration of transfers of shares may, on fourteen (14) days’ notice being given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the Designated Stock Exchange to that effect be suspended at such times and for such periods (not exceeding in the whole thirty (30) calendar days in any year) as the Directors may determine.

7	Redemption, Purchase and Surrender of Own Shares

7.1	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Member or the Company on such terms and in such manner as the Directors, before the issue of the shares, or the Members by Special Resolution, may determine;

(b)	purchase its own shares (including any redeemable shares) on such terms and in such manner as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital.

7.2	The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

7.3	The Company shall pay the holder of the shares being purchased the purchase or redemption monies or consideration in respect thereof.

7.4	The Directors may accept the surrender for no consideration of any fully paid share.

8	Treasury Shares

8.1	The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

8.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

9	Variation of Rights Attaching to Shares

9.1	If at any time the share capital is divided into different Classes or series of shares, the rights attaching to any Class or series (unless otherwise provided by the terms of issue of the shares of that Class or series) may, subject to these Articles, be varied or abrogated with the written consent of the holders of two-thirds (2/3) of the issued shares of that Class or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that Class.

9.2	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one Class or series of shares, except that the necessary quorum shall be one person holding or representing by proxy at least one-third (1/3) of the issued shares of that Class or series. Subject to any rights or restrictions for the time being attached to the shares of that Class or series, every Member of the Class or series shall on a poll have one vote for each share of the Class or series held by him. For the purposes of this Article the Directors may treat all the Classes or series or any two or more Classes or series as forming one Class or series if they consider that all such Classes or series would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes or series.

9.3	The rights conferred upon the holders of the shares of any Class or series shall not, unless otherwise expressly provided by the terms of issue of the shares of that Class or series, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

10	Commission on Sale of Shares

The Company may, in so far as the Companies Act from time to time permit, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

11	Non-Recognition of Trusts

No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Companies Act) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

12	Lien on Shares

12.1	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

12.2	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or to the persons entitled thereto by reason of the death or bankruptcy of such registered holder.

12.3	To give effect to any such sale, the Directors may authorise any person to transfer the shares sold to, or in accordance with the direction of, the purchaser thereof. The purchaser or his nominee shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

12.4	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

13	Calls on Shares

13.1	The Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

13.2	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

13.3	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum from the day appointed for the payment thereof to the time of the actual payment at such rate as the Directors may determine, but the Directors may waive payment of that interest wholly or in part.

13.4	An amount payable in respect of a share on allotment or at any fixed date, whether on account of the par value of the share or premium or otherwise, shall be deemed to be a call and if it is not paid, all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

13.5	The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

13.6	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would otherwise become payable) pay interest at such rate as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

14	Forfeiture of Shares

14.1	If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

14.2	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

14.3	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

14.4	A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

14.5	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of all monies due and payable by him with respect to those shares.

14.6	A certificate in writing under the hand of a Director of the Company that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share.

14.7	The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

14.8	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the par value of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

15	Registration of Empowering Instruments

The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

16	Transmission of Shares

16.1	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share. The estate of a deceased Member is not thereby released from any liability in respect of any share, which had been jointly held by him.

16.2	Any person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the share or, instead of being registered himself, to have some person nominated by him as the transferee. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

16.3	A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided, however, that the Directors may at any time give notice requiring any such person to elect either to be registered or to transfer the share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

17	Alteration of Capital

17.1	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such Classes and amount, as the resolution shall prescribe.

17.2	The Company may by Ordinary Resolution;

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)	subdivide its existing shares, or any of them into shares of a smaller amount than that fixed by the Memorandum of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(c)	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

17.3	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

17.4	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmission, forfeiture and otherwise as the shares in the original share capital.

18	Closing Register of Members or Fixing Record Date

18.1	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case thirty (30) calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, such register shall be so closed for at least ten (10) calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

18.2	In lieu of or apart from closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members or any adjournment thereof, or for the purpose of determining those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose.

18.3	If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

19	General Meetings

19.1	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

19.2	The Company may in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint.

19.3	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than in aggregate not less than two-thirds (2/3) of the aggregate number of votes attaching to all issued and outstanding shares of the Company as at that date that carries the right of voting at general meetings of the Company.

19.5	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Company’s principal place of business (with a copy sent to the Registered Office), and may consist of several documents in like form each signed by one or more requisitionists.

19.6	If the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said twenty-one (21) calendar days.

19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20	Notice of General Meetings

20.1	At least ten (10) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting by Members (or their proxies) having a right to attend and vote at the meeting and holding not less than seventy-five percent (75%) in par value of the shares giving that right.

20.2	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings at any meeting.

21	Proceedings at General Meetings

21.1	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding shares which represent, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes. A person may participate at a general meeting by conference telephone or other communication equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.2	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

21.3	The Chairman of the Board shall preside as chairman at every general meeting of the Company. If there is no such Chairman, or if at any general meeting he is not present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or person nominated by the Directors shall preside as chairman of that meeting, failing which the Members present in person or by proxy shall elect any person present to be chairman of that meeting.

21.4	The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten (10) calendar days or more, not less than seven (7) calendar days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

21.5	At any general meeting, a resolution put to the vote of the meeting shall be decided on a poll.

21.6	Except on a poll on the election of a chairman or on a question of adjournment, a poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

21.7	In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

21.8	A poll on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll is contingent thereon may proceed pending the taking of the poll.

22	Votes of Members

22.1	Except as required by applicable law and subject to these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote of the Members. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting:

(a)	every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote for every fully paid Class A Ordinary Share of which he is the holder; and

(b)	every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have ten (10) votes for every fully paid Class B Ordinary Share of which he is the holder.

22.2	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

22.4	No person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a Class of shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

22.5	Votes may be given either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes.

22.6	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

22.7	A Member holding more than one share need not cast the votes in respect of his shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

22.8

An Ordinary Resolution in writing signed by two-thirds of the Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

22.9	A Special Resolution in writing signed by all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

23	Proxies

23.1	Subject to Article 23.3, the instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Member of the Company. Members holding Class B Ordinary Shares may not appoint another Member holding Class B Ordinary Shares as its proxy.

23.2	The instrument appointing a proxy shall be deposited at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such time (being no later than the time for holding the meeting or adjourned meeting) and at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

23.3	The instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. If and to the extent allowed by the Companies Act, Members may provide proxies electronically.

23.4	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, before the commencement of the general meeting or adjourned meeting at which the proxy is sought to be used.

24	Corporations Acting by Representatives at Meeting

Any corporation or other non-natural person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any Class of Members or of the Board or of a committee of the Board, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

25	Depositary

If a depositary (or its nominee(s)) is a Member, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of the holders of any Class or series of shares, provided that, if more than one person is so authorised, the authorisation shall specify the number and Class or series of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the depositary (or its nominee(s)) which he represents as that depositary (or its nominee(s)) could exercise if it were an individual Member of the Company holding the number and Class or series of shares specified in such authorisation, notwithstanding any contrary provision contained in these Articles.

26	Shares that may not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

27	Directors

27.1	Unless otherwise determined by the Company in a general meeting, the number of Directors shall not be less than three (3), the exact number of Directors to be determined from time to time by the Board. There shall be no maximum number of Directors unless otherwise determined by the Company in a general meeting.

27.2	The Board shall have one or two Chairman of the Board elected and appointed by a majority of the Directors then in office.

27.3	The Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board.

27.4	The Directors may appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election.

27.5	A Director may be removed from office by Ordinary Resolution or by a written resolution signed by every Director other than the Director being removed at any time notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). The notice of any general meeting of shareholders at which a resolution to remove a Director is proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than three (3) calendar days before the general meeting. Such Director is entitled to attend general the meeting and be heard on the motion for his removal.

27.6	The Directors may, from time to time adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Directors shall determine by resolution from time to time.

27.7	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and of all classes of shares of the Company.

28	Directors’ Fees and Expenses

28.1	The Directors may receive such remuneration as the Directors may from time to time determine. A Director may be entitled to be repaid all travelling, hotel and incidental expenses reasonably incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any Class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

28.2	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Directors goes beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Articles.

29	Alternate Director

29.1	Any Director may in writing appoint another person to be his alternate (except that a Director that holds Class B Ordinary Shares shall not be permitted to appoint another person to be his alternative if that other person holds Class B ordinary shares) and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to notice of, attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and, where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director. Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

29.2	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director or, in the absence of such instructions, at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

30	Powers and Duties of Directors

30.1	Subject to the provisions of the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

30.2	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, President, one or more Vice Presidents, Chief Operating Officer, Chief Financial Officer, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

30.3	The Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

30.4	The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit, and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

30.5	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this Article.

30.6	The Directors may establish any committees, local boards or agencies, or appoint any person to be a manager or agent, for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards and may fix the remuneration of any of the aforesaid. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

30.7	The Directors may delegate to any such committee, local board, agency, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered.

30.8	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested in them.

30.9	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

31	Disqualification of Directors

The office of Director shall be vacated, if the Director:

(a)	dies, becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from three consecutive meetings of the Board and the Board resolves that his office be vacated; or

(e)	if he shall be removed from office pursuant to these Articles or the Companies Act.

32	Proceedings of Directors

32.1	The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting of the Directors shall be decided by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may at any time summon a meeting of the Directors by at least two calendar days’ notice in writing to every other Director and alternate Director, which notice shall set forth the general nature of the business to be considered, unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held.

32.2	A Director or Directors may participate in any meeting of the Board, or of any committee appointed by the Board of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

32.3	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the directors then in office. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

32.4	A Director who is in any way, whether directly or indirectly, interested in a contract or Transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to the rules of Designated Stock Exchange, a Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

32.5	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director or alternate Director is in any way interested be liable to be voided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director or alternate director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

32.6	Any Director or alternate Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director; provided that nothing herein contained shall authorise a Director or alternate Director, or his firm, to act as auditor to the Company.

32.7	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

32.8	When the Chairman of a meeting of the Board signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

32.9	A resolution in writing signed (in one or more counterparts) by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of the Directors as the case may be, duly called and constituted.

32.10	The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

32.11	The Chairman shall preside as chairman at every meeting of the Board. To the extent that the Chairman is not present at any meeting within fifteen (15) minutes after the time appointed for holding the same, a Director appointed by the Chairman may preside the meeting, or, if no such Director is appointed, the Directors present may choose one of their number to be chairman of the meeting.

32.12	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the same, the committee members present may choose one of their number to be chairman of the meeting.

32.13	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

32.14	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

33	Presumption of Assent

A Director of the Company who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

34	Dividends, Distributions and Reserve

34.1	Subject to any rights and restrictions for the time being attached to any Class or Classes of shares and these Articles, the Directors may from time to time declare dividends and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. At any and every time the Board declare dividends, Class A Ordinary Shares and Class B Ordinary Shares shall have identical rights in the dividends so declared.

34.2	Subject to any rights and restrictions for the time being attached to any Class or Classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends or distributions, but no dividend or distribution shall exceed the amount recommended by the Directors.

34.3	The Directors may, before recommending or declaring any dividend or distribution, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or distributions, or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

34.4	Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid by wire transfer to the Member or by cheque sent by mail addressed to the Member at his address in the Register of Members, or addressed to such person and at such addresses as the Member may direct, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

34.5	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular paid up shares, debentures or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

34.6	No dividend or distribution shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

34.7	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, all dividends or distributions shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company, dividends or distributions may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

34.8	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

34.9	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend, distribution or other moneys payable on or in respect of the share.

34.10	No dividend or distribution shall bear interest against the Company. Any dividend or distribution which cannot be paid to a Member and/or which remains unclaimed after one year from the date of declaration of such dividend or distribution may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Member. Any dividend or distribution which remains unclaimed after a period of six (6) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company.

35	Books of Accounts

35.1	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

35.2	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

35.3	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act or authorised by the Directors or by the Company by Ordinary Resolution.

35.4	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Directors or failing any determination as aforesaid shall not be audited.

36	Annual Returns and Filings

The Directors shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

37	Audit

37.1	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

37.2	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

37.3	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

38	The Seal

38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or an officer or other person appointed by the Directors for the purpose.

38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Capitalisation

39.1	The Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

39.2	Notwithstanding any provisions in these Articles, the Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to apply such sum in paying up in full unissued shares of the Company to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members; or

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members.

40	Notices

40.1	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile, or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

40.2	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

40.3	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

40.4	Any notice or other document, if served by (a) post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted, or (b) facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient, (c) recognised courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier or (d) electronic means as provided herein shall be deemed to have been served immediately upon the time of the transmission by electronic means to the electronic number of address or website supplied by the Member to the Company, or upon the time of its placement on the Company’s Website.

40.5	Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

40.6	Notice of every general meeting shall be given to:

(a)	every person shown as a Member in the Register of Members on the record date for such meeting except in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members;

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	each Director and Alternate Director.

No other person shall be entitled to receive notices of general meetings.

40.7	Whenever notice is required to be given under any provision of these Articles, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Members, Directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by these Articles.

41	Information

41.1	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors would not be in the interests of the Members to communicate to the public.

41.2	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register of Members and transfer books of the Company.

41.3	The Directors, or any service providers (including the officers, the secretary and the registered office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company, including without limitation information contained in the Register of Members and books of the Company.

42	Indemnity

42.1	To the fullest extent permissible under the Companies Act, every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Persons”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by with Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake or judgement) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

42.2	No such Director or officer of the Company shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or wilful default of such Director or officer. References in this Article to actual fraud or wilful default mean a finding to such effect by a competent court in relation to the conduct of the relevant party.

43	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31 in each year and, following the year of incorporation, shall begin on January 1 in each year.

44	Winding Up

44.1	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

44.2	Subject to these Articles, if the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is any liability.

45	Amendment of Memorandum and Articles of Association and Name of Company

Subject to the Companies Act and these Articles, the Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

46	Registration by way of Continuation

Subject to these Articles, the Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

47	Mergers and Consolidations

The Company shall, with the approval of a special resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as the Directors may determine.

Exhibit C

2026 Equity Incentive Plan

SOS LIMITED

2026 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Plan are:

●	to attract and retain the best available personnel for positions of substantial responsibility,

●	to provide additional incentive to Employees, Directors and Consultants, and

●	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Stock, Share Appreciation Rights, Restricted Share Units, Performance Units, Performance Shares, and Other Share Based Awards.

2. Definitions. As used herein, the following definitions will apply:

(a) “162(m) Award” means an Award that is granted to a Covered Employee and is intended to qualify as “performance-based” under Section 162(m) of the Code

(b) “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(c) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

(d) “Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or Other Stock Based Awards.

(e) “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f) “Awarded Stock” means the Common Stock subject to an Award.

(g) “Board” means the Board of Directors of the Company.

(h) “Change in Control” means the occurrence of any of the following events:

(i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(i) “Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(j) “Committee” means a committee of Directors or other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 of the Plan

(k) “Common Stock” means the Class A ordinary shares of the Company, par value $0.0001 per share, or in the case of Performance Units, Restricted Stock Units, and certain Other Stock Based Awards, the cash equivalent thereof, as applicable.

(l) “Company” means SOS Limited.

(m) “Consultant” means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(n) “Covered Employees” means those persons who the Committee determines are subject to the limitations of Section 162(m) of the Code.

(o) “Director” means a member of the Board.

(p) “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(q) “Dividend Equivalent” means a credit, made at the discretion of the Administrator, to the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant.

(r) “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(t) “Exchange Program” means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have lower exercise prices and different terms), Awards of a different type, and/or cash, and/or (ii) the exercise price of an outstanding Award is reduced. The terms and conditions of any Exchange Program will be determined by the Administrator in its sole discretion.

(u) “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

(v) “Fiscal Year” means the fiscal year of the Company.

(w) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(y) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) “Option” means a stock option granted pursuant to the Plan.

(aa) “Other Stock Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 12.

(bb) “Outside Director” means a Director who is not an Employee.

(cc) “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(dd) “Participant” means the holder of an outstanding Award granted under the Plan.

(ee) “Performance Goals” means one or more objective measurable performance goals established by the Committee with respect to a Performance Period based upon one or more of the following criteria: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (vii) profit/loss or profit margin; (ix) working capital; (x) return on equity or assets; (xi) earnings per share; (xii) total shareholder return; (xiii) price/earnings ratio; (xiv) debt or debt-to-equity; (xv) accounts receivable; (xvi) writeoffs; (xvii) cash; (xviii) assets; (xix) liquidity; (xx) operations; (xxi) borrowers; (xxii) investors; (xxiii) strategic partners; (xxiv) mergers or acquisitions; (xxv) loans facilitated; (xxvi) product offerings; and/or (xxvii) stock price. Any criteria used may be measured, as applicable, (a) in absolute terms, (b) in relative terms (including but not limited to, the passage of time and/or against other companies or financial metrics), (c) on a per share and/or share per capita basis, (d) against the performance of the Company as a whole or against particular entities, segments, operating units or products of the Company and /or (e) on a pre-tax or after tax basis. Awards issued to persons who are not Covered Employees may take into account any other factors deemed appropriate by the Committee.

(ff) “Performance Period” means any period not exceeding 120 months as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods.

(gg) “Performance Share” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(hh) “Performance Unit” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(ii) “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(jj) “Plan” means this 2026 Equity Incentive Plan.

(kk) “Restricted Stock” means Shares issued pursuant to a Restricted Stock award under Section 8 or issued pursuant to the early exercise of an option.

(ll) “Restricted Stock Unit” means an Award that the Administrator permits to be paid in installments or on a deferred basis pursuant to Sections 4 and 11 of the Plan.

(mm) “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(nn) “Section 16(b)” means Section 16(b) of the Exchange Act.

(oo) “Service Provider” means an Employee, Director or Consultant.

(pp) “Share” means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

(qq) “Stock Appreciation Right” or “SAR” means an Award that pursuant to Section 9 of the Plan is designated as a SAR.

(rr) “Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 1,985,000 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan. A total of 1,985,000 Shares, which such amount is included in the limit set forth in the first sentence of this Section 3(a), may be issued under the Plan pursuant to the exercise of Incentive Stock Options.

(b) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

(c) Share Reserve. The Company, during the term of the Plan, shall at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable and necessary to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, the Plan will be administered by a Committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(v) Delegation of Authority for Day-to-Day Administration. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi) to institute an Exchange Program;

(vii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws;

(ix) to modify or amend each Award (subject to Section 19(c) of the Plan), including (A) the discretionary authority to extend the post-termination exercisability period of Awards longer than is otherwise provided for in the Plan and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(x) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of Shares or cash having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator,

(xii) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award;

(xiii) to determine whether Awards will be settled in Shares, cash or in any combination thereof;

(xiv) to determine whether Awards will be adjusted for Dividend Equivalents;

(xv) to create Other Stock Based Awards for issuance under the Plan;

(xvi) to establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan;

(xvii) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

(xviii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations, and interpretations will be final and binding on all Participants and any other holders of Awards.

5. Eligibility. Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a) ISO $100,000 Rule. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(b) Special Limits for Grants of Options and Stock Appreciation Rights. Subject to Section 16 of the Plan, the following special limits shall apply to Shares available for Awards under the Plan:

(i) the maximum number of Shares that may be subject to Options granted to any Service Provider in any calendar year shall equal 3,000,000 Shares; and

(ii) the maximum number of Shares that may be subject to Stock Appreciation Rights granted to any Service Provider in any calendar year shall equal 3,000,000 Shares.

(c) No Rights as a Service Provider. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

7. Stock Options.

(a) Term of Option. The term of each Option will be stated in the Award Agreement and will not exceed ten (10) years from the date of grant. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(b) Option Exercise Price and Consideration.

(i) Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator. In the case of a Nonstatutory Stock Option intended to qualify as “performance-based compensation” within the meaning of Section 162 (m) of the Code, or in the event of the grant of a Nonstatutory Stock Option to an Employee, Director, or Consultant who is a U.S. taxpayer, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(3) Notwithstanding the foregoing, Incentive Stock Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. The Administrator, in its sole discretion, may accelerate the satisfaction of such conditions at any time.

(c) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) cash;

(ii) check;

(iii) promissory note;

(iv) other Shares which meet conditions established by the Administrator;

(v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi) a reduction in the amount of any Company liability to the Participant, including any liability attributable to the Participant’s participation in any Company-sponsored deferred compensation program or arrangement;

(vii) any combination of the foregoing methods of payment; or

(viii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

(d) Exercise of Option.

(i) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment for the Shares with respect to which the Option is exercised (including provision for any applicable tax withholding). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Awarded Stock, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan or the applicable Award Agreement.

Exercising an Option in any manner will decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the persons) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s death. Unless otherwise provided by the Administrator, if at the time of death the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not exercised as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

8. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, Shares of Restricted Stock will be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 8, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator will have complete discretion to determine the number of SARs granted to any Service Provider.

(c) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan.

(d) Exercise of SARs. SARs will be exercisable on such terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator, in its sole discretion, may accelerate exercisability at any time.

(e) SAR Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(f) Expiration of SARs. An SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 7(d)(ii), 7(d)(iii) and 7(d)(iv) also will apply to SARs.

(g) Payment of SAR Amount. Upon exercise of an SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Participant. Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals (including solely continued service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion; provided, however, that if the Award is a 162(m) Award, then the Award will be subject to achievement of Performance Goals with respect to a Performance Period established by the Committee and the Award shall be granted and administered in accordance with the requirements of Section 162(m) of the Code.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives for such Performance Unit/Share unless such Award is a 162(m) Award.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination of cash and Shares.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Restricted Stock Units. Restricted Stock Units shall consist of a Restricted Stock, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator

12. Other Stock Based Awards. Other Stock Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock Based Awards shall be made, the amount of such Other Stock Based Awards, and all other conditions of the Other Stock Based Awards including any dividend and/or voting rights.

13. Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

14. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Shares which may be delivered under the Plan, the number, class and price of Shares subject to outstanding awards, and the numerical limits in Section 6. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control.

(i) Stock Options and SARs. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change in Control, the option or SAR confers the right to purchase or receive, for each Share of Awarded Stock subject to the Option or SAR immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each share of Awarded Stock subject to the Option or SAR, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(ii) Restricted Stock, Performance Shares, Performance Units, Restricted Stock Units and Other Stock Based Awards. In the event of a Change in Control, each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in the Award, including as to Shares/Units that would not otherwise be vested, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. For the purposes of this paragraph, an Award of Restricted Stock, Performance Shares, Performance Units, Other Stock Based Awards and Restricted Stock Units shall be considered assumed if, following the Change in Control, the award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit), the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide that the consideration to be received for each Share (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit) be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of the performance goals without the Participant’s consent; provided, however, a modification to the performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(iii) Outside Director Awards. Notwithstanding any provision of Section 15(c)(i) or 15(c)(ii) to the contrary, with respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following the assumption or substitution the Participant’s status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in and have the right to exercise his or her Options and Stock Appreciation Rights as to all of the Awarded Stock, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units, as applicable, will lapse, and, with respect to Performance Shares, Performance Units, and Other Stock Based Awards, all performance goals and other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

(iv) Administrator Discretion. Notwithstanding any provision of Section 15(c)(i), 15(c)(ii), or 15(c)(iii) to the contrary, the Administrator (or in the case of 162(m) Awards, the Committee) may determine alternative treatment that shall apply to the Award in the event of a Change in Control by specifying such alternative treatment in the Award Agreement. In the event of such alternative treatment, the treatment specified in Sections 15(c)(i), 15(c)(ii), and 15(c)(iii), as applicable, shall not apply.

16. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

17. Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the Plan.

(b) Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20. Severability. Notwithstanding any contrary provision of the Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Awards shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award, as applicable, shall not in any way be affected or impaired thereby.

21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

22. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.